SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN POSTS RECORD NET REVENUE OF R$14.5 BILLION IN 2010

São Paulo, Brazil, March 28, 2011

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its results for the fourth quarter of 2010 (4Q10) and full year 2010, in accordance with Brazilian accounting principles and international financial reporting standards (IFRS), and denominated in Brazilian Reais (R$). All comments presented herein refer to the Company’s consolidated results and comparisons refer to the third quarter of 2010 (3Q10) and full year 2009, respectively, unless otherwise stated. The Real/U.S. Dollar exchange rate on December 31, 2010 was R$1.666.

Executive Summary

  Net revenue totaled R$14.5 billion in 2010, 32% up on the previous year and a new record;
  The gross margin reached 47% in 2010, an 11 p.p. improvement over 2009;
  Annual gross profit amounted to R$6.8 billion, 71% up on the year before;
  Adjusted EBITDA came to R$6.4 billion in 2010, an increase of 76% over the previous year.
  The adjusted EBITDA margin stood at 44%, 11 p.p. higher than in 2009;
  Mining revenue reached the record amount of R$3.6 billion, 84% up on 2009;
  Iron ore sales totaled 25.3 million tonnes in 2010, the Company’s highest-ever figure and a 13% improvement over the year before;
  Consolidated steel product sales volume on the domestic market, where margins are historically higher, accounted for 86% of total annual sales volume;
  In 2010, the Company’s consolidated investments totaled R$3.6 billion;
  The net debt/ adjusted EBITDA ratio closed the year at 1.55x, 0.19x less than at the end of 2009;
  CSN is a highly liquid company, with a cash position of R$10.2 billion.

						4Q10 x 3Q10	4Q10 x 4Q09	2010 x 2009
Consolidated Highlights	4Q09	3Q10	4Q10	2009	2010	(Var%)	(Var%)	(Var%)
Net Revenue	3,057	3,949	3,444	10,978	14,451	-13%	13%	32%
Gross Profit	1,317	1,949	1,516	3,956	6,764	-22%	15%	71%
Adjusted EBITDA	1,219	1,836	1,442	3,621	6,355	-21%	18%	76%
Adjusted EBITDA Margin	40%	46%	42%	33%	44%	-4 p.p.	2 p.p.	11 p.p.
Net Income (R$ MM)	743	738	450	2,615	2,516	-39%	-39%	-4%
Net Debt (R$ MM)	6,297	9,284	9,850	6,297	9,850	6%	56%	56%

At the close of 2010	Investor Relations Team
• BM&FBovespa: CSNA3 R$26.67/share	- IR Executive Officer: Paulo Penido Pinto Marques
• NYSE: SID US$16.67/ADR (1 ADR = 1 share)	- Head of IR: David Moise Salama - +55 (11) 3049-7588
• Total no. of shares = 1,483,033,685	- Specialist: Claudio Pontes - +55 (11) 3049-7592
• Market cap: R$38.9 billion/US$24.3 billion	- Specialist: Fábio Romanin – +55 (11) 3049-7598
(excludes treasury shares)	- Senior Analyst: Fernando Campos – +55 (11) 3049-7591
invrel@csn.com.br	- Analyst: Stephan Szolimowski – +55 (11) 3049-7593

Economic and Sector Scenario

The recovery of the global economy is being led by the emerging countries. The IMF expects global growth of 3% to 4% in 2010, with the developed countries averaging between 1% and 2%, and the emerging nations between 6% and 8%. On the other hand, inflationary pressure in the developed economies remains under control, despite the upturn in food and commodity prices, while inflation indices in the emerging countries are high due to the substantial increase in economic activity and the higher commodity prices.

- USA:

The U.S. economy recovered towards the end of 2010 and the country closed the year with GDP growth of 2.9%, the biggest figure since 2005, mainly due to the government’s fiscal incentives, higher exports and the resumption of private investments.

Nevertheless, unemployment remained high, recording 9.4% in December 2010, equivalent to around 14 million people out of work. A total of 900,000 jobs were created last year.

Several economists expect higher growth in 2011, according to a recent survey by the Wall Street Journal. The main expectations are: GDP growth of 3.5%, inflation remaining flat at 2% with no increase in interest rates and unemployment below 9%.

The auto industry should be one of the main growth drivers – leading manufacturers estimate vehicle sales of more than 13 million units in 2011.

- Europe:

The growth pace in Europe continues to slow, chiefly due to the fiscal squeeze and the discomfort over sovereign debt, especially in Italy, Spain, Greece and Ireland. The high level of debt in these countries has led to uncertainties regarding the solvency of their banking sectors and fears of a possible moratorium. According to CRU, these four nations hold 64% of all loans granted to financial institutions in the Eurozone.

Eurozone unemployment is still running at 10%, or around 15 million people, one of the highest levels in the last 12 years. However, this is expected to improve in the coming months thanks to a possible upturn in exports, especially in Germany, and higher consumer spending.

For the first time in more than two years, inflation exceeded the 2% target stipulated by the European Central Bank, reaching 2.2% in December, with the exceptionally cold weather pushing up food and energy prices. In 2011, commodity and energy prices should continue to exert inflationary pressure, although the ECB maintained the inflationary target at 2%.

According to CRU, the Eurozone should record GDP growth of 1.7% in 2010 and 1.6% in 2011. Germany stands out in the European scenario and has been maintaining the economic leadership in the region, with its GDP expected to grow 2.5% in 2011.

- Asia:

After fueling the recovery from the global financial crisis, China has gone through a monetary squeeze cycle in an attempt to break the growth of inflation, which closed the year at 4.6%.

Throughout 2010, the government adopted measures to contain growth by increasing interest rates and reserve requirements, limiting credit and introducing energy-saving targets. Despite their restrictive nature, however, all these measures are designed to ensure that the Chinese economy grows in a sustainable manner.

China GDP grew by 10.3% in 2010, 2% above the Chinese government’s target, and the country overtook Japan as the world’s second largest economy, with GDP of US$5.9 trillion.

On the exchange front, China has let the yuan appreciate by around 6% against the dollar since June 2010, effectively ending its two-year-long rate-fixing between the two currencies, making the yuan more flexible.

China has an ambitious urbanization project which will absorb substantial investments through 2025, by which time it expects to have 221 cities with at least one million inhabitants each. The Chinese real estate market is exceptionally buoyant, with property prices recording annual double-digit growth.

- Brazil:

Brazil’s economic performance in 2010 put it among the emerging country leaders, thanks to the increased employment rate, higher individual income and the expansion of credit.

The year’s highlight was the creation of jobs in various sectors of the economy – 2.52 million in all, a massive 115% more than in 2009. In December 2010, the IBGE (Brazilian Institute of Geography and Statistics) recorded unemployment of 5.3%, the lowest since the historical series began in 2002. This decline, plus the increase in earnings, helped push up consumption. IBGE figures show that the real wage bill increased by 8.6% year-on-year in December 2010, impacting retail sales which climbed by 10.9% in 2010, the best result for nine years.

However, productive sector investments were unable to keep pace, resulting in increased inflationary pressure. The IPCA consumer price index moved up by 5.91%, 1.41 p.p. above the midpoint of the Central Bank’s target band, mainly pushed by services and food.

The government imposed restrictive monetary measures in an attempt to control the inflationary upturn. The National Monetary Council increased reserve requirements and the minimum credit card payment term, while the COPOM (Monetary Policy Committee) unanimously raised the SELIC base rate by 0.5p.p. to 11.75% p.a.

The total volume of financial system credit reached R$1.7 trillion in 2010, 21% up on 2009, while the credit/GDP ratio moved up to 47% and default fell throughout the year.

The restrictions on consumer financing and more expensive bank borrowing may alter market expectations vis-à-vis a monetary squeeze in 2011, possibly impacting investments and economic growth.

GDP growth totaled 7.5% in 2010, the highest figure since the introduction of the Plano Real in 1994 and the outlook for the coming years is also promising, underlining an exceptional moment for Brazil’s economy. According to the Central Bank’s FOCUS report, GDP growth should average 4.2% in 2011 and 2012.

According to the IBGE, industrial output grew by 10.5% in 2010, another outstanding macroeconomic indicator. The sectors that contributed most to this performance were capital goods and consumer durables, especially vehicles and home appliance, as well as typically exporting sectors, led by commodities.

International capital movements continue to pressure the Real. Despite the government measures throughout the year, the Real appreciated strongly against the dollar. At the beginning of the year, the FOCUS report estimated a year-end exchange rate of around R$1.80; however, the actual rate was R$1.67. In February 2011, foreign reserves reached the record level of US$300 billion.

Macroeconomic Projections

	2011	2012
IPCA (%)	5.88	4.80
Commercial dollar (final) – R$	1.70	1.75
SELIC (final - %)	12.50	11.25
GDP (%)	4.03	4.40
Industrial Production (%)	4.00	4.70
Source: FOCUS BACEN	Base: March 18, 2011

Adoption of IFRS

CSN’s consolidated financial statements are presented in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB), and in accordance with Brazilian accounting practices, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. These practices are in full convergence with the international rules.

Net Revenue

Consolidated net revenue totaled R$14,451 million in 2010, a 32% improvement over the R$10,978 million posted in the previous year and a new Company record.

In the fourth quarter, consolidated net revenue came to R$3,444 million, 13% down on the R$3,949 million recorded in the quarter before and 13% more than the R$3,057 million reported in 4Q09.

Cost of Goods Sold (COGS)

In 2010, consolidated COGS amounted to R$7,687 million, 9% up on the R$7,022 million posted in 2009.

In 4Q10, consolidated COGS totaled R$1,929 million, 4% less than the R$2,000 million registered in 3Q10 and 11% more than the R$1,740 million posted in 4Q09.

Selling, General, Administrative and Other Operating Expenses

In 2010, CSN recorded a net expense of R$551 million in the “Other Revenue and Expenses” line, versus revenue of R$721 million in 2009. The R$1,272 million reduction was chiefly due to the positive non-recurring effects of the reverse merger of Big Jump Energy Participações S.A. by Namisa and the adherence of CSN and its subsidiaries to the REFIS tax repayment program in 2009.

In 4Q10, the Company recorded a net expense of R$180 million under “Other Revenue and Expenses”, R$56 million more than in 3Q10, primarily due to the booking of additional provisions for environmental contingencies. In comparison with 4Q09, the net expense increased by R$354 million, due to the positive impact of the REFIS adherence in that quarter.

In 2010, SG&A expenses totaled R$1,215 million, 9% up on 2009, reflecting the stronger sales efforts in 2010.

In 4Q10, SG&A expenses came to R$282 million, 11% down on 3Q10, basically due to reduced steel product sales volume, and 10% less than in 4Q09.

EBITDA

Adjusted EBITDA as presented in this release comprises net income before the financial result, income taxes, depreciation and amortization and other operating revenues (expenses), the latter operating item being excluded due to its non-recurring nature.

Adjusted EBITDA totaled R$6,355 million in 2010, 76% up on the R$3,621 million recorded in 2009, accompanied by an adjusted EBITDA margin of 44%, 11 p.p. more than the 33% adjusted margin reported the year before.

In the fourth quarter, adjusted EBITDA amounted to R$1,442 million, 21% down on the R$1,836 million adjusted EBITDA posted in 3Q10 and 18% more than the R$1,219 million registered in the same period in 2009.

The adjusted EBITDA margin stood at 42% in 4Q10, 4 p.p. down on the 46% adjusted margin in 3Q10 and 2 p.p. up on the 40% recorded in 4Q09.

Differences when comparing adjusted EBITDA and adjusted EBITDA margin previously released in BRGAAP and current figures released in IRFS are presented below (in R$ million):

Reconciliation - Adjusted EBITDA and Adjusted EBITDA Margin	1Q09	2Q09	3Q09	4Q09	2009
Adjusted EBITDA (BRGAAP Reported)	683	728	992	1,204	3,607
Effect of convergence of accounting practice	0	(13)	11	15	14
Adjusted EBITDA (IFRS)	683	715	1,003	1,219	3,621
Adjusted EBITDA (BRGAAP Reported)	28%	29%	33%	39%	33%
Adjusted EBITDA Margin (IFRS)	28%	29%	34%	40%	33%
Reconciliation - Adjusted EBITDA and Adjusted EBITDA Margin	1Q10	2Q10	3Q10	4Q10	2010
Adjusted EBITDA (BRGAAP Reported)	1,304	1,796	1,832	-	-
Effect of convergence of accounting practice	(15)	(8)	4	-	-
Adjusted EBITDA (IFRS)	1,289	1,788	1,836	1,442	6,355
Adjusted EBITDA (BRGAAP Reported)	41%	46%	46%	-	-
Adjusted EBITDA Margin (IFRS)	40%	46%	46%	42%	44%

Financial Result and Net Debt

The 2010 net financial result was negative by R$1,911 million, chiefly due to the following factors:

§	Interest on loans and financing totaling R$1,808 million;
§	Negative monetary and foreign exchange variations of R$354 million, including the result of derivative operations;
§	The monetary restatement of tax provisions totaling R$284 million.

These negative effects were partially offset by returns on financial investments and other financial revenue (expenses), totaling R$535 million, basically due to the upturn in cash and cash equivalents.

The 4Q10 net financial result was negative by R$538 million, mainly as a result of the following:

§	Interest on loans and financing totaling R$507 million;
§	Negative monetary and foreign exchange variations of R$146 million, including the result of derivative operations;
§	The monetary restatement of tax provisions totaling R$66 million.

These negative effects were partially offset by returns on financial investments and other financial revenue (expenses), totaling R$181 million, also chiefly due to the increase in cash and cash equivalents.

On December 31, 2010, the consolidated net debt stood at R$9.8 billion, R$0.5 billion more than the R$9.3 billion recorded on September 30, 2010. The main factors contributing to the upturn were:

§	Investments of R$1.2 billion in fixed assets;
§	A R$0.5 billion effect related to the cost of debt;
§	Other negative impacts amounting to R$0.2 billion

These effects were partially offset by adjusted EBITDA of R$1.4 billion in 4Q10.

The net debt/adjusted EBITDA ratio closed 4Q10 at 1.55x, based on annual adjusted EBITDA of R$6.4 billion, virtually stable when compared to the 1.51x recorded at the end of the previous quarter.

On July 14, 2010, CSN, through its wholly-owned subsidiary CSN Resources S.A., issued bonds worth US$1 billion at 6.5% p.a. and maturing in July 2020, in accordance with U.S. Rule 144A and Regulation S. The issue price was 99.096% and the bonds were guaranteed by CSN.

On September 16, 2010, CSN, through its wholly-owned subsidiary CSN Islands XII Corp., issued bonds worth US$1 billion at 7.0% p.a., in accordance with U.S. Rule 144A and Regulation S. The bonds are guaranteed by CSN and the proceeds were primarily used to settle the US$750 million perpetual bonds issued by CSN Islands X Corp in 2005, with a return of 9.50% p.a.

The chart below shows the maturities of CSN’s loans, financings and debentures on December 31, 2010:

Consolidated Net Income

CSN posted 2010 net income of R$2,516 million, 4% down on 2009.

The improved results in the steel and mining segments were offset by the increase in other operating expenses, due to non-recurring gains recorded in 2009 and the upturn in financial expenses in 2010.

Differences when comparing Net Income previously released in BRGAAP and current figures released in IRFS are presented below (in R$ million):

Reconciliation - Net Income	1Q09	2Q09	3Q09	4Q09	2009
Net Income (BRGAAP Reported)	369	335	1,150	745	2,599
Adjustments	5	7	6	(2)	16
Net Income (IFRS)	374	342	1,156	743	2,615
Reconciliation - Net Income	1Q10	2Q10	3Q10	4Q10	2010
Net Income (BRGAAP Reported)	482	894	720	-	-
Adjustments	(33)	(15)	18	-	-
Net Income (IFRS)	449	879	738	450	2,516

Capex

CSN invested R$3,636 million in 2010, R$2,201 million of which in or by subsidiaries and jointly-controlled companies, allocated as follows:

ü	Transnordestina Logística: R$1,371 million;
ü	CSN Aços Longos: R$275 million;
ü	CSN Cimentos: R$249 million;
ü	MRS Logística: R$199 million.

The remaining R$1,435 million went to the parent company, mostly in the following projects:

ü	Maintenance and repairs: R$483 million;
ü	Expansion of the Casa de Pedra mine: R$275 million;
ü	Expansion of the Port of Itaguaí: R$139 million;
ü	Technological improvements: R$125 million.

CSN invested R$1,164 million in 4Q10, R$684 million of which in or by subsidiaries and jointly-controlled companies, allocated as follows:

ü	Transnordestina Logística: R$445 million;
ü	MRS Logística: R$111 million;
ü	CSN Cimentos: R$42 million;
ü	CSN Aços Longos: R$43 million.

The remaining R$481 million went to the parent company, mostly in the following projects:

ü	Maintenance and repairs: R$137 million;
ü	Expansion of the Port of Itaguaí: R$72 million;
ü	Expansion of the Casa de Pedra mine: R$74 million;
ü	Technological improvements: R$37 million.

Working Capital

Working capital closed December 2010 at R$2,844 million, R$155 million down on the September 2010 figure, chiefly reflecting the decline in assets due to reductions in “Accounts Receivable” and “Inventories”. The increase in inventories of finished and semi-finished products were offset by the reduction in raw material inventories. The average receivables period fell from 32 days at the end of September 2010, to 26 days at the close of December 2010, while the average supplier payment period narrowed from 30 days to 25 days.

Working capital recorded year-on-year growth of R$770 million in 4Q10, basically due to the increase in inventories as a result of the lower sales volume of steel products. The average receivables period declined from 31 days at the end of 2009 to 26 days at the close of 2010, while the average supplier payment period fell from 26 days to 25 days.

WORKING CAPITAL (R$ MM)	4Q09	3Q10	4Q10	Change	Change
				4Q10 x 3Q10	4Q10 x 4Q09
Assets	3,130	4,218	3,963	(255)	833
Accounts Receivable	1,186	1,585	1,259	(326)	73
Inventory (*)	1,889	2,541	2,492	(49)	603
Advances to Taxes	55	92	212	120	157
Liabilities	1,057	1,219	1,120	(99)	63
Suppliers	504	634	521	(112)	17
Salaries and Social Contribution	134	189	165	(24)	31
Taxes Payable	333	365	398	33	65
Advances from Clients	85	31	35	4	(50)
Working Capital	2,074	2,999	2,844	(155)	770
TURNOVER RATIO				Change	Change
	4Q09	3Q10	4Q10
Average Periods				4Q10 x 3Q10	4Q10 x 4Q09
Receivables	31	32	26	(6)	(5)
Supplier Payment	26	30	25	(5)	(1)
Inventory Turnover	88	109	113	4	25
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets of each segment are presented below:

Steel	Mining	Logistics	Cement	Energy
Pres. Vargas Steel Mill	Casa de Pedra	Railways:	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- Transnordestina
LLC	ERSA	Port:
Lusosider		- Sepetiba Tecon
Prada (Distribuição e Embalagens)
Metalic

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. CSN’s management uses adjusted EBITDA as an indicator to measure recurrent net operating cash flow.

The charts below show the various segments’ contribution to CSN’s overall net revenue and adjusted EBITDA.

The Company’s consolidated results by business segment are presented below:

R$ million								2010
			Logistics	Logistics			Eliminations/
Consolidated Results	Steel	Mining			Energy	Cement		Consolidated
			(Port)	(Railways)			Corporate
Net Revenue	9,926	3,615	119	838	114	202	(364)	14,451
Domestic Market	8,763	574	119	838	114	202	(364)	10,247
Foreign Market	1,163	3,041	-	-	-	-	-	4,204
Cost of Goods Sold	(6,095)	(1,187)	(70)	(522)	(42)	(164)	393	(7,687)
Gross Profit	3,831	2,428	49	317	72	38	29	6,764
Selling, General and Administrative Expenses	(574)	(135)	(17)	(71)	(26)	(43)	(351)	(1,215)
Depreciation	519	146	6	103	23	14	(3)	806
Adjusted EBITDA	3,776	2,439	38	349	69	9	(325)	6,355
Adjusted EBITDA Margin	38%	67%	32%	42%	61%	4%		44%

R$ million								2009
			Logistics	Logistics			Eliminations/
Consolidated Results	Steel	Mining			Energy	Cement		Consolidated
			(Port)	(Railways)			Corporate
Net Revenue	8,201	1,964	144	823	117	60	(330)	10,978
Domestic Market	7,046	247	144	823	117	60	(330)	8,107
Foreign Market	1,156	1,716	-	-	-	-	-	2,872
Cost of Goods Sold	(5,572)	(1,179)	(76)	(464)	(43)	(61)	373	(7,022)
Gross Profit	2,629	784	69	358	73	(1)	43	3,956
Selling, General and Administrative Expenses	(491)	(108)	(14)	(58)	(25)	(16)	(403)	(1,116)
Depreciation	484	135	11	110	25	9	7	780
Adjusted EBITDA	2,623	811	65	410	74	(8)	(353)	3,621
Adjusted EBITDA Margin	32%	41%	45%	50%	63%	-13%		33%

Steel

Scenario

According to the World Steel Association (WSA), global crude steel production totaled 1.4 billion tonnes in 2010, 15% up on 2009 and a new record.

Nevertheless, many steel-producing nations have still not recovered their pre-crisis levels, China and certain other Asian countries being the exception.

In accordance to World Steel Association, the global steel industry capacity utilization rate closed the year at around 74% in 2010, although production capacity and global steel product consumption still remains highly unbalanced. As stated by the WSA, surplus production capacity is currently running at around 500 million tonnes.

This imbalance, allied to the appreciation of the Real and the existence of state government import incentives fueled Brazil's flat steel imports.

Supported by higher raw material prices, especially of coal, scrap and iron ore, international steel prices began to show signs of recovery at the close of 2010, leading some steel plants to consider reactivating their blast furnaces to benefit from the upturn.

According to the Brazilian Steel Institute (IABr), apparent consumption of steel products reached the record level of 26.6 million tonnes in 2010, 43% higher than the previous year, and the Institute expects the figure to increase by a further 6% in 2011, to 28 million tonnes.

Also according to the IABr, annual consolidated production totaled 32.8 million tonnes of crude steel and 15.6 million tonnes of rolled flat steel, 24% and 31% up, respectively, on the previous year.

Consolidated domestic sales of rolled flat steel came to 11.7 million tonnes in 2010, a 30% improvement over 2009.

Annual flat steel exports totaled 2.3 million tonnes, in line with the previous year’s figure.

Domestic prices are aligned with the price of imported products (including aggregated import costs).

In view of Brazil’s expected economic growth in the coming years, the Brazilian Development Bank (BNDES) believes steel output and apparent consumption will increase by 26.5% and 43.5%, respectively, through 2014.

Segments

Automotive

According to ANFAVEA (the auto manufacturers’ association), vehicle production reached 3.6 million units in 2010, 14% up on the year before.

Annual sales totaled 3.5 million units, 12% more than in 2009, marking the seventh consecutive year of growth and a new national record. In addition, Brazil closed 2010 as the world’s fourth largest vehicle manufacturer for the first time, behind China, the United States and Japan.

Exports totaled 766,000 units, versus 475,000 in 2009. According to ANFAVEA, sales are expected to grow by 5% in 2011.

Recently, the sector announced investments of R$9 billion over the next two years, allocated to the expansion of product lines, increased output and the construction of new plants.

Construction

According to a study by the Getúlio Vargas Foundation (FGV), every year 1.5 million new families intend to purchase a home. Demand for real estate has been fueled by the expansion of the emerging middle class, higher family income, more formal jobs and the greater availability of credit. For this reason, sector businessmen elected 2010 as the best year ever for the construction industry, marked by exceptionally healthy results and margins.

Housing loans from the Caixa Econômica Federal (Brazilian Saving Bank), the mortgage lending leader, totaled R$77.8 billion, 57.2% up on 2009.

LCA, a consulting firm, estimates that the sector grew by 13.9% in 2010, reflecting the positive performance.

According to SindusCon (the building industry association), construction GDP should record annual growth of 6.1% in 2011.

Distribution

According to INDA (the Brazilian steel distributors’ association), flat steel sales by distributors totaled 3.8 million tonnes in 2010, 13% up on the previous year, versus purchases of 4.3 million tonnes (+39%), resulting in increased inventories, which were sufficient for 4.3 months of sales in December, higher than the historical average.

INDA expects distributors’ sales to increase by around 10% in 2011, with inventories returning to normal by the end of the second quarter.

Agricultural machinery

According to ANFAVEA, in 2010 production of agricultural machinery increased by 34% over the previous year to 89,000 units.

Annual sales stood at 68,000 units, 24% higher than in 2009 and the sector’s best performance since 1976, while exports increased by 27% to 19,000 units.

In 2011, domestic sales are expected to remain stable, a positive trend given the exceptionally robust performance in 2010.

International

USA

According to the World Steel Association (WSA), U.S. crude steel production totaled 80.6 million tonnes in 2010, 38.5% more than the previous year, while the U.S. Department of Commerce estimated steel imports of 21.7 million tonnes, up by 47%.

Given strong pressure from raw material costs, steel plants are announcing flat steel price hikes. Hot-rolled coils that were being traded at around US$630/t FOB in 3Q10 were selling for US$836/t FOB in January 2011.

U.S. steel distributors’ inventories totaled 4.2 million tonnes in December 2010, equivalent to 2.6 months of sales.

Europe

According to the WSA, Eurozone steel production reached 315 million tonnes in 2010, 19% up on 2009.

As in the U.S., raw material cost increases have been forcing the industry to rethink pricing, resulting in hikes throughout the continent. According to CRU, German-produced hot-rolled coils, which sold for around US$703/t FOB in 3Q10, were trading at US$773/t FOB in January 2011.

Although demand for steel has been showing signs of recovery in certain countries, there are serious doubts concerning the sustainability of these prices, chiefly due to weak growth prospects in most European nations.

Asia

According to the WSA, crude steel output in China totaled 626 million tonnes in 2010, 9% up on the previous year and a new record, accounting for 44% of the global total.

Japan's crude steel production increased by a substantial 25% over 2009, reaching 109 million tonnes.

CRU’s figures also show price increases in China, with hot-rolled coils trading at US$740/t CIF in the first week of February.

Analysis of Results

The steel segment comprises the production, distribution and sale of flat steel in Brazil and abroad.

Net Revenue

In 2010, net revenue from steel operations came to R$9,926 million, 21% up on 2009, chiefly due to higher sales volume.

In 4Q10, net revenue from this segment amounted to R$2,121 million, 15% down on the R$2.493 million recorded in the previous quarter, primarily due to the reduction in sales volume and lower prices in the last three months of the year.

Total Sales Volume

CSN recorded total sales volume of 4.8 million tonnes in 2010, 17% more than the year before. Of this total, 86% was sold on the domestic market, 10% by overseas subsidiaries, and 4% went to direct exports.

Sales volume in 4Q10 came to 1.0 million tonnes, 12% down on the previous quarter. Out of the quarterly total volume, 82% were sold in the domestic market, 12% at overseas subsidiaries, and 6% were exported.

Domestic Sales Volume

Domestic sales totaled 4.1 million tonnes in 2010, a 28% improvement over the year before, fueled by stronger demand for flat steel in Brazil.

In 4Q10, flat steel sales came to 859,000 tonnes, 17% down on 3Q10, chiefly reflecting the steel distributors’ high inventories.

Exports

CSN exported 661,000 tonnes in 2010, 24% less than the previous year. Sales by CSN LLC and Lusosider totaled 484,000 tonnes, while direct exports totaled 177,000 tonnes. The reduction was due to the Company’s strategy of favoring the domestic market, where margins are higher.

Fourth-quarter exports totaled 185,000 tonnes, a 16% improvement over the previous quarter. Sales by CSN LLC and Lusosider reached 129,000 tonnes, while direct exports totaled 56,000 tonnes.

Prices

In 2010, net revenue per tonne averaged R$2,019, 5% above the 2009 figure, reflecting higher export prices and the greater share of domestic sales in the sales mix.

Net revenue per tonne averaged R$1,972 in 4Q10, a 4% reduction over 3Q10.

Production

CSN (Parent Company) crude and rolled steel production totaled 4.9 million tonnes and 4.7 million tonnes, respectively, in 2010, corresponding to respective annual increases of 12% and 15%.

In 4Q10, CSN produced 1.3 million and 1.1 million tonnes of crude steel and rolled steel, respectively.

Production (in thousand t)	4Q09	3Q10	4Q10	Change		2009	2010	Change 2010 x 2009
				4Q10 x 4Q09	4Q10 x 3Q10
Crude Steel (UPV)	1,238	1,233	1,292	4%	5%	4,371	4,902	12%
Rolled Products	1,192	1,203	1,082	-9%	-10%	4,109	4,707	15%

13

Cost of goods sold (COGS)

Steel segment COGS came to R$6.09 billion in 2010, 9% up on the R$5.57 billion posted in the previous year, basically as a result of higher sales, partially offset by the greater dilution of fixed costs.

In the fourth quarter, COGS stood at R$1.48 billion, 3% down on the R$1.53 billion recorded in 3Q10, chiefly due to the reduction in steel products sales volume.

Production costs

In 2010, the parent company’s total production costs stood at R$5.57 billion, R$1.02 billion more than the R$4.56 billion reported in 2009:

Raw materials: increase of R$646 million, primarily related to the following inputs:

  Coal: upturn of R$197 million, basically due to the higher acquisition cost and increased consumption;
  Slabs and coils acquired from third-parties: increase of R$210 million;
  Pellets: growth of R$110 million, due to the higher acquisition cost and increased consumption;
  Metals: upturn of R$71 million, due to the higher acquisition cost and increased consumption;
  Other raw materials: increase of R$58 million.

Labor: rise of R$102 million, due to the pay increase resulting from the collective bargaining agreement and the merger of Galvasud in January 2010.

General costs: increase of R$223 million, chiefly due to:

  Energy and fuel: upturn of R$125 million, particularly related to natural gas and electricity;
  Maintenance, supplies and other costs: growth of R$98 million, basically due to scheduled maintenances in the period.

Depreciation: increase of R$47 million due to new asset incorporations.

In 4Q10, total production costs came to R$1.42 billion, in line with the third-quarter figure.

14

Adjusted EBITDA

Adjusted EBITDA totaled R$3,776 million in 2010, 44% up on the R$2,623 million recorded in 2009, basically due to higher domestic sales, accompanied by an adjusted EBITDA margin of 38%, 6 p.p. higher than the 32% reported in the previous year.

In 4Q10, steel segment adjusted EBITDA came to R$632 million, 34% down on the R$957 million posted in 3Q10, chiefly reflecting the period reduction in sales and prices, with an adjusted margin of 30%, versus 38% in 3Q10.

Mining

Scenario

At the beginning of 2010, the incentives to boost economy were still in force, many of which focused on the intensive use of steel. The commitment of the leading global economies to overcoming the crisis, albeit each to a varying degree, was crucial to the recovery of the market as a whole.

As a result of the recovery, iron ore sales, mostly concentrated in the Chinese market in 2009, became more fragmented.

Nevertheless, China remains a major market player. In 2010, the country imported 619 million tonnes of iron ore, accounting for 60% of the seaborne market, and this figure is expected to reach 895 million tonnes by 2015, according to CRU.

2010 will be remembered as a year of major changes in the iron ore market. The traditional pricing system, used for over 40 years, was replaced by a system that reflects market oscillations and is subject to periodic reviews over time.

Demand continues to outpace supply on the seaborne market and certain factors in 2010 helped reduce supply even further, including government restrictions on iron ore exports in India, accompanied by the imposition of export taxes. In addition, the monsoons were more aggressive than initially expected, reducing port productivity. The vast majority of new projects (brownfield and greenfield) were delayed and the expected increase in available market volume did not materialize.

Given this scenario, Brazil’s iron ore exports reached the record level of 307 million tonnes in 2010, according to LBH Group, 15% up on the previous year.

The government recently launched a National Mining Program, which envisages investments of US$270 billion over 20 years and is designed to triple the production of iron ore, copper ore and other minerals by 2030.

Iron ore spot prices, which averaged US$174/t CFR in December 2010, had already reached US$190/t in the third week of February. Prices are expected to keep moving up in the first half, fueled by increased demand in China and the recovery of the European and North American markets.

Analysis of Results

The mining sector comprises the mining and sale of iron ore (the Casa de Pedra mine and a 60% interest in Namisa) and tin (ERSA), in addition to port terminal operations (Tecar).

Iron ore sales

In 2010, total sales of finished iron ore products by CSN and Namisa to third parties amounted to 25.3 million tonnes1, 13% more than in 2009. Of this total, exports accounted for 23.8 million tonnes and Namisa sold 16.9 million tonnes.

In 4Q10, sales of finished iron ore products by CSN and Namisa totaled 6.4 million tonnes1, 8% down on 3Q10 due to maintenance in the Port of Itaguaí. Exports accounted for 6.0 million tonnes and Namisa sold 4.9 million tonnes. In comparison with 4Q09, sales volume of iron ore products grew by 7%.

The Presidente Vargas Steelworks absorbed 6.9 million tonnes in 2010, 1.9 million tonnes of which in the fourth quarter.

(1) Production volume, purchases and sales include 100% of the stake in Namisa.

Considering CSN’s 60% interest in Namisa, sales came to 18.6 million tonnes in 2010, 6% up on 2009. According to the same criterion, 4Q10 sales volume totaled 4.5 million tonnes, 8% up on 4Q09.

Net Revenue

Net revenue totaled R$3.6 billion in 2010, 84% up on 2009, fueled by the increase in prices and higher sales volume.

In 4Q10, net revenue totaled R$1.1 billion, 8% less than the previous quarter due to reduced sales, and 159% up year-on-year.

Cost of goods sold (COGS)

Mining segment COGS totaled R$1.2 billion in 2010, in line with the 2009 figure despite the 6% increase in sales volume.

In the fourth quarter, COGS came to R$330 million, 11% less than in 3Q10.

Adjusted EBITDA

Adjusted EBITDA stood at R$2.4 billion, 201% up on 2009, reflecting higher iron ore prices and the upturn in sales volume, accompanied by an adjusted EBITDA margin of 67%, a 26 p.p. year-on-year improvement. Adjusted EBITDA totaled R$791 million in 4Q10, 5% down on the previous quarter, basically due to the reduction in sales volume, and a massive 330% up year-on-year. The adjusted EBITDA margin was 71% in 4Q10, 2 p.p. and 28 p.p. more than in 3Q10 and 4Q09 respectively.

Logistics

Scenario

Railway logistics

2010 was a positive year for the rail logistics sector. According to the ANTF (National Rail Transport Association), transported volume grew by 15% over 2009, exceeding 455 million tonnes. Underlining the sector’s dynamism, the number of rail cars produced moved up by a hefty 223% over the year before to 3,300, according to Abifer (Brazilian Railway Industry Association).

With investments by private enterprise and support from the government, the outlook is exceptionally promising. The government believes the rail network will extend for 41,000 kilometers by 2020, 37% more than the current total.

Port logistics

According to Antaq (National Waterway Transport Agency), handled volume totaled 558 million tonnes in 2010 through September, 22% up on the first nine months of 2009 and a new sector record. In the same period, container volume increased by 14.2% year-on-year to 5.4 million TEUs. There was a big upturn in foreign trade, leading Antaq to predict annual volume of 760 million tonnes in 2010.

Analysis of Results

This sector encompasses railway logistics, via the Company’s interest in two companies (MRS Logística and Transnordestina Logística) and port logistics, through the Sepetiba Tecon terminal.

1. Railway logistics

MRS

MRS Logística has a concession to explore public rail cargo transport services in the Southeastern Network of the Federal Railways, operating with integrated logistics, planning, multimodality and established transit times. CSN holds, directly and indirectly, 33.27% of MRS Logística’s voting capital.

In 2010, MRS transported 144 million tonnes.

Transnordestina

The project for the new network of Transnordestina Logística, the concessionaire operating the Northeastern Network of the Federal Railways, is designed to make the Company the integrated logistics leader in the Northeast region, connecting Piauí to the Port of Suape, in Pernambuco, and the Port of Pecém, in Ceará. The new network, 1,728 km long and scheduled to be concluded at the end of 2013, will increase rail transport capacity to 30 million tonnes per year.

The project is expected to absorb total investments of R$5.4 billion, funded by CSN, the controlling shareholder, FINOR (Northeast Development Fund), the federal government (through Valec) and loans from

SUDENE (Northeast Development Board), the BNDES (Brazilian Development Bank) and BNB (Banco do Nordeste do Brasil).

In 2010, 1.5 million tonnes were transported, led by fuel, cement, aluminum, coils and malt, among others.

Analysis of Results

MRS and Transnordestina’s individual results had not been announced up to the publication of this release. In 2010, consolidated net revenue from railway logistics totaled R$838 million, COGS stood at R$522 million and adjusted EBITDA came to R$349 million, accompanied by an adjusted EBITDA margin of 42%.

2. Port logistics

TECON

Sepetiba Tecon, a container and general cargo terminal managed by CSN, is the largest container terminal in Rio de Janeiro, and one of the largest in Brazil. It also operates as a Hub Port. Apart from containers, Sepetiba Tecon also handles CSN’s steel products and general cargo.

Analysis of Results

In 2010, consolidated net revenue from port logistics amounted to R$119 million, COGS came to R$70 million and adjusted EBITDA totaled R$38 million, with an adjusted EBITDA margin of 32%.

Cement

Scenario

Preliminary figures from SNIC (the Cement Industry Association) indicate local cement sales of 59 million tonnes, 15% up on the previous year. The Southeast region consumed half of this total and the North was the best performer in terms of growth, moving up by 58%. Estimates point towards a new record in 2011, with sales climbing by between 8% and 9% to 65 million tonnes.

Annual exports fell by 23%, as manufacturers prioritized the domestic market.

Currently, there are 70 plants operating in Brazil, belonging to 12 national and international groups, with a joint annual installed capacity of 67 million tonnes, sufficient to meet all of domestic demand.

Strong investments in capacity expansion were also announced in 2010, the effects of which should become apparent in the second half of 2011.

The sector’s growth in the coming years will continue to be fueled by increased income and employment, incentives for homebuyers, the expansion of Brazil's infrastructure and the intensification of the works related to the World Cup and the Olympic Games.

Analysis of Results

Net revenue from cement totaled R$202 million in 2010, 234% up on 2009, from the sale of 992,000 tonnes, up by 193%. This significant increase in sales does not consider the full operation of CSN cement segment, which is in process of growth.

COGS came to R$164 million, 169% more than in 2009, pushed by the increase in sales.

Adjusted EBITDA was a positive R$9 million, a R$17 million improvement over the negative R$8 million posted in 2009, accompanied by a positive adjusted EBITDA margin of 4%, versus a negative 13% in the previous year.

Energy

Scenario

In 2010, the electric power market was favored by Brazil’s excellent economic performance, led by the domestic market, driven by increased employment and income, as well as the greater availability of credit.

Electricity consumption grew by 7.8% over 2009, according to the Ministry of Mines and Energy’s Energy Research Company.

Industrial consumption made the biggest contribution, moving up by 10.9% and consolidating the post-crisis recovery begun in the second half of 2009. Residential and commercial consumption recorded consistent growth of 6.3% and 5.9%, respectively, in line with recent years.

Even with the growing demand for electric power, the country has been adequately incrementing its generating capacity and safely meeting the demand. According to the Annual Energy Operations Plan (PEN 2010), published by the National System Operator (ONS), the National Integrated System’s structural energy balance for the next four years must ensure adequate supply, even in adverse hydrological conditions.

This situation is largely the result of the energy auctions promoted by the government, as well as the contracting and construction of new transmission lines, which has permitted greater energetic integration among Brazil’s various regions.

Given that electricity is crucial to CSN’s production processes, the Company has been investing in power generation assets to ensure self-sufficiency. In addition to the thermal co-generation plant, which is fueled by residual gases from steel production in the Presidente Vargas Steelworks in Volta Redonda, the Company retains an interest in:

§	The Itá hydroelectric plant, in Santa Catarina;
§	The Igarapava hydroelectric plant, in Minas Gerais.

The Company also created CSN Energia, whose main purpose is the distribution and sale of surplus electricity generated by the Company itself and by companies, consortiums or other undertakings in which it holds interest.

CSN’s results from the energy segment include the operations of Itasa and CSN Energia. Energy generation costs from the thermal co-generation plant and the Igarapava hydro plant are directly appropriated into the production costs of the steel plants and the mines (Casa de Pedra and Arcos), respectively.

Analysis of Results

In 2010, net revenue from electricity amounted to R$113 million, in line with the previous year.

COGS totaled R$42 million, 4% down on the R$43 million reported in 2009.

Adjusted EBITDA was positive by R$69 million, in line with the 2009 figure.

Capital Market

Share Performance

In 2010, CSN’s shares depreciated by 2%, versus the 1% upturn recorded by the IBOVESPA in the same period.

On the NYSE, CSN’s ADRs appreciated by 8%, versus 11% for the Dow Jones.

It is worth noting, however, that in the last five years CSN’s stock has generated returns of 332% for its shareholders, three times more than the 107% upturn in the IBOVESPA in the same period.

Daily traded volume in CSN’s shares averaged R$106 million in 2010, while on the NYSE daily traded volume in CSN’s ADRs averaged US$88 million.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	2010	2009
Shares	1,483,033,685	1,510,359,220
Market Capitalization
Closing Price (R$/share)	26.67	27.11
Closing Price (US$/ADR)	16.67	15.47
Market Capitalization (R$ million)	38,884	39,522
Market Capitalization (US$ million)	24,304	22,550
Total return including dividends and interest on equity
CSNA3	-2%	108%
SID	8%	168%
Ibovespa	1%	83%
Dow Jones	11%	19%
Volume
Average Daily (thousand shares)	3,637	4,930
Average Daily (R$ thousand)	106,265	110,860
Average Daily (thousand ADRs)	5,360	7,214
Average Daily (US$ thousand)	88,710	83,492

Source: Economática

* Figures were retroactively adjusted to reflect the share split occurred on March 25, 2010.

Webcast – 4Q10 Earnings Presentation

Conference Call in English March 29, 2011 11:00 a.m. – US ET 12:00 p.m. – Brasília Time Phone: +1 (973) 935-8893 Conference ID: 51815491 Webcast: www.csn.com.br/ir	Conference Call in Portuguese March 29, 2011 9:00 a.m. – US ET 10:00 a.m. – Brasília Time Phone: +55 (11) 3127-4971 Conference ID: CSN Webcast: www.csn.com.br/ri

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a complex that combines steel, mining, infrastructure  (logistics and energy) and cement business. With a total annual production capacity of 5.6 million tonnes of crude steel and 2.4 million tonnes of cement, and consolidated net revenue of R$14.5 billion in 2010, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. It is also one of the world’s most profitable steelmakers.

CSN’s adjusted EBITDA represents net income (loss) before the financial result, income tax and social contribution, depreciation and amortization, and other revenues and expenses. Adjusted EBITDA should not be regarded as an alternative to net income (loss) as an indicator of CSN’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considers adjusted EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by Brazilian Accounting Principles (Brazilian Corporate Law or BR GAAP) or US Accounting Principles (US GAAP) and other companies may define and calculate it differently.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or the financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

INCOME STATEMENT
CONSOLIDATED – Corporate Law – In Thousand of R$

	4Q09	3Q10	4Q10	2009	2010
Net Revenues	3,056,915	3,948,834	3,444,493	10,978,363	14,450,510
Domestic Market	2,415,519	2,612,077	2,221,433	8,106,533	10,246,805
Export Market	641,396	1,336,757	1,223,060	2,871,830	4,203,705
Cost of Good Sold (COGS)	(1,739,736)	(1,999,691)	(1,928,624)	(7,022,119)	(7,686,742)
COGS, excluding depreciation	(1,536,697)	(1,804,913)	(1,729,622)	(6,274,955)	(6,916,200)
Depreciation allocated to COGS	(203,039)	(194,778)	(199,002)	(747,164)	(770,542)
Gross Profit	1,317,179	1,949,143	1,515,869	3,956,244	6,763,768
Gross Margin (%)	43%	49%	44%	36%	47%
Selling Expenses	(177,612)	(173,378)	(131,072)	(629,534)	(671,491)
General and administrative expenses	(123,150)	(134,669)	(141,489)	(453,334)	(507,701)
Depreciation allocated to SG&A	(12,362)	(9,166)	(9,199)	(32,988)	(35,627)
Other operation income (expense), net	173,922	(123,898)	(179,824)	720,830	(550,603)
Equity interest in subsidiary	1	-	-	13	-
Operating income before financial equity interests	1,177,978	1,508,032	1,054,285	3,561,231	4,998,346
Net Financial Results	(296,249)	(475,233)	(537,734)	(246,435)	(1,911,458)
Financial Expenses	(634,298)	(612,401)	(585,355)	(1,892,515)	(2,200,453)
Financial Income	162,093	232,217	194,150	586,025	643,140
Monetary and foreign exchange variations, net	175,956	(95,049)	(146,529)	1,060,055	(354,145)
Income before social contribution and income taxes	881,729	1,032,799	516,551	3,314,796	3,086,888
(Provision)/Credit for Income Tax	151,272	(158,663)	(45,392)	(430,111)	(258,687)
(Provision)/Credit for Social Contribution	57,935	(37,033)	(19,113)	(151,624)	(81,992)
Deferred Income Tax	(260,511)	(70,893)	361	(89,789)	(185,238)
Deferred Social Contribution	(86,978)	(27,938)	(2,072)	(28,092)	(72,088)
Tax Incentives		-	-		27,308
Net Income (Loss)	743,447	738,272	450,335	2,615,180	2,516,191
EBITDA	1,219,456	1,835,874	1,442,310	3,620,540	6,355,118
EBITDA Margin (%)	40%	46%	42%	33%	44%

INCOME STATEMENT
PARENT COMPANY – Corporate Law – In Thousand of R$

	4Q09	3Q10	4Q10	2009	2010
Net Revenues	2,395,229	2,695,700	2,322,844	8,604,360	10,451,970
Domestic Market	2,163,564	2,385,076	1,947,903	7,109,760	9,321,329
Export Market	231,665	310,624	374,941	1,494,600	1,130,641
Cost of Good Sold (COGS)	(1,354,183)	(1,460,690)	(1,369,598)	(5,547,534)	(5,791,570)
COGS, excluding depreciation	(1,201,722)	(1,305,988)	(1,208,363)	(4,987,906)	(5,176,891)
Depreciation allocated to COGS	(152,461)	(154,702)	(161,235)	(559,628)	(614,679)
Gross Profit	1,041,046	1,235,010	953,246	3,056,826	4,660,400
Gross Margin (%)	43%	46%	41%	36%	45%
Selling Expenses	(132,491)	(138,276)	(84,161)	(461,598)	(526,074)
General and administrative expenses	(82,736)	(73,728)	(92,325)	(314,842)	(322,479)
Depreciation allocated to SG&A	(3,214)	(3,455)	(3,272)	(12,459)	(13,173)
Other operation income (expense), net	157,865	(106,507)	(115,549)	729,093	(492,130)
Equity interest in subsidiary	121,044	385,396	235,517	486,187	1,438,170
Operating income before financial equity interests	1,101,514	1,298,440	893,456	3,483,207	4,744,714
Net Financial Results	(391,453)	(225,000)	(497,436)	(681,890)	(2,063,221)
Financial Expenses	(646,688)	(421,297)	(699,437)	(2,804,433)	(2,433,453)
Financial Income	67,790	(162,858)	94,626	326,751	233,607
Monetary and foreign exchange variations, net	187,445	359,155	107,375	1,795,792	136,625
Income before social contribution and income taxes	710,061	1,073,440	396,020	2,801,317	2,681,493
(Provision)/Credit for Income Tax	194,615	(69,460)	5,259	(202,233)	(80,465)
(Provision)/Credit for Social Contribution	75,355	(22,630)	16	(68,416)	(37,328)
Deferred Income Tax	(179,290)	(46,504)	38,344	57,509	(54,361)
Deferred Social Contribution	(53,550)	(19,043)	11,636	30,757	(20,271)
Tax Incentives					27,308
Reversal of Interest on Own Capital		(178,408)
Net Income (Loss)	747,191	737,395	451,275	2,618,934	2,516,376

BALANCE SHEET
Corporate Law – In Thousand of R$

	Consolidated		Parent Company
	2010	2009	2010	2009
Current Assets	15,793,688	12,835,473	5,519,090	7,374,111
Cash and Cash Equivalents	10,239,278	7,970,791	108,297	2,872,919
Trade Accounts Receivable	1,367,759	1,327,941	2,180,972	1,829,753
Inventory	3,355,786	2,605,373	2,706,713	1,972,003
Deferred Income Tax and Social Contribution	473,787	744,774	257,559	539,408
Guarantee margin of financial instruments	254,485	115,949
Intercompany Loans	17,318	13,569	164,210	33,921
Others	85,275	57,076	101,339	126,107
Non-Current Assets	22,007,526	17,890,030	31,849,722	26,685,917
Long-Term Assets	5,664,879	5,977,222	6,371,380	5,379,505
Investments	2,103,624	321,902	16,959,784	13,796,654
PP&E	13,776,567	11,133,347	8,432,416	7,421,164
Intangible	462,456	457,559	86,142	88,594
TOTAL ASSETS	37,801,214	30,725,503	37,368,812	34,060,028
Current Liabilities	4,455,955	3,998,066	5,087,912	4,122,310
Suppliers	521,156	504,223	334,781	337,444
Taxes and Contributions	275,991	336,804	74,967	89,880
Loans and Financing	1,308,632	1,113,920	2,366,347	1,851,082
Dividends Payable	631,344	383,079	630,051	383,079
Others	1,718,832	1,660,040	1,681,766	1,460,825
Non-Current Liabilities	25,522,571	20,137,927	24,648,140	23,431,268
Loans, Financing and Debentures	18,780,815	13,153,681	12,817,002	11,732,108
Provisions for contingencies, net judicial deposits	2,674,321	3,287,883	2,723,568	3,221,188
Deferred Income Tax and Social Contribution	-	30,040
Accounts Payable with Subsidiaries	3,028,924	2,980,772	8,141,037	8,056,146
Others	1,038,511	685,551	966,533	421,826
Shareholders' Equity	7,822,688	6,589,510	7,632,760	6,506,450
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	30	30	30	30
Earnings Reserve	6,689,974	6,636,164	6,689,974	6,636,164
Treasury Stock	(570,176)	(1,191,559)	(570,176)	(1,191,559)
Retained Earnings	-	(33,417)	-	(33,417)
Equity Adjustments	(119,094)	(49,824)	(119,094)	(49,824)
Cumulative Conversion Adjustment	(1,364,292)	(1,364,292)	(1,364,292)	(1,364,292)
Other Results	1,315,371	828,401	1,315,371	828,401
Non-Controlling Shareholders Interest	189,928	83,060	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	37,801,214	30,725,503	37,368,812	34,060,028

CASH FLOW
CONSOLIDATED – Corporate Law – In Thousand of R$

	2009	2010
Cash Flow from Operating Activities	(773,019)	2,482,535
Net Income for the period	2,615,181	2,516,191
Foreign exchange and monetary variations, net	(2,024,573)	57,119
Provision fo financial expenses	1,130,089	1,489,191
Depreciation, exhaustion e amortization	780,152	806,169
Write-off of permanent assets	70,494	5,827
Gain (Loss) on percentage variation	(835,115)	-
Provisions for Swap	(88,986)	126,492
Deferred income taxes and social contribution	117,881	257,326
Provisions	469,327	82,571
Working Capital	(3,007,469)	(2,858,351)
Accounts Receivable	(51,082)	143,250
Inventory	926,260	(794,331)
Suppliers	(1,137,203)	11,964
Taxes	(153,738)	(268,830)
Interest Expenses	(992,280)	(1,190,423)
Judicial Deposits	(737,041)	(33,822)
Investments in trading securities	(742,700)	(676,163)
Others	(119,685)	(49,996)
Cash Flow from Investment Activities	(617,331)	(4,635,797)
Derivatives	248,966	395,346
Equity Swap Net Effects	1,420,322	-
Investments / Future Advance for Capital Increase	(284,232)	(1,370,016)
Fixed Assets/Deferred/Intangible	(2,002,387)	(3,661,127)
Cash Flow from Financing Activities	1,510,476	4,650,582
Issuances	7,671,696	8,789,548
Proceeds form Share Issuance		128,811
Amortizations	(2,783,313)	(2,706,982)
Dividends / Equity Interest	(2,027,600)	(1,560,795)
Treasury Stock	(1,350,307)	-
Foreign Exchange Variation on Cash and Cash Equivalents	(1,300,744)	(228,833)
Free Cash Flow	(1,180,618)	2,268,487

SALES VOLUME AND NET REVENUE (STEEL)

CONSOLIDATED

SALES VOLUME (Thousand tonnes)

	4Q09	3Q10	4Q10	2009	2010
DOMESTIC MARKET	1,004	1,031	859	3,243	4,135
Slabs	19	7	1	25	51
Hot Rolled	390	496	355	1,204	1,801
Cold Rolled	197	163	147	639	707
Galvanized	264	239	237	875	1,065
Tin Plate	135	126	118	500	512
FOREIGN MARKET	196	160	185	867	661
Slabs	0	-	-	162	-
Hot Rolled	38	0	0	191	1
Cold Rolled	3	8	9	4	19
Galvanized	119	117	126	397	488
Tin Plate	36	36	50	113	152
TOTAL MARKET	1,200	1,191	1,044	4,110	4,796
Slabs	19	7	1	187	51
Hot Rolled	428	496	356	1,395	1,803
Cold Rolled	200	170	155	643	726
Galvanized	383	356	363	1,273	1,553
Tin Plate	171	161	169	613	664

NET REVENUE PER UNIT (R$/ton)

	4Q09	3Q10	4Q10	2009	2010
TOTAL MARKET	1,927	2,055	1,972	1,921	2,019

PARENT COMPANY

SALES VOLUME (Thousand tonnes)

	4Q09	3Q10	4Q10	2009	2010
DOMESTIC MARKET	1,034	1,030	844	3,296	4,152
Slabs	19	7	1	26	51
Hot Rolled	395	497	353	1,190	1,816
Cold Rolled	276	163	141	913	730
Galvanized	207	234	228	659	1,034
Tin Plate	137	129	120	507	521
FOREIGN MARKET	109	42	98	734	219
Slabs	1	-	-	216	-
Hot Rolled	42	0	42	278	43
Cold Rolled	21	-	-	106	-
Galvanized	9	6	6	21	24
Tin Plate	36	36	50	113	152
TOTAL MARKET	1,143	1,072	942	4,030	4,371
Slabs	21	7	1	243	51
Hot Rolled	437	497	395	1,468	1,859
Cold Rolled	296	163	141	1,019	730
Galvanized	216	240	233	680	1,058
Tin Plate	173	164	170	620	673

NET REVENUE PER UNIT (R$/ton)

	4Q09	3Q10	4Q10	2009	2010
TOTAL MARKET	1,807	2,041	1,921	1,781	1,989

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.